UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of May, 2009
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated May 27, 2009	3 - 4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2009	Cameco Corporation
	By:	/s/ “Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Elects Two New Board Members
Saskatoon, Saskatchewan, Canada, May 27, 2009.     .     .     .     .     .     .     .     .     .     .
Cameco Corporation (TSX: CCO; NYSE: CCJ) has announced the election of two new board members. They are Donald Deranger of Prince Albert, Saskatchewan and James Gowans of Toronto, Ontario. They were elected at the company’s annual meeting held today, along with 12 other board members who were re-elected.
Deranger is the Athabasca vice-chief of the Prince Albert Grand Council. He is president of Points Athabasca Contracting Ltd. and an adviser to the Athabasca Basin Development Corporation, both entities that are building economic and business capacity in northern Saskatchewan.
Deranger has been recognized by several national organizations for his initiatives in promoting employment, training and economic development for residents of Saskatchewan’s north. At its mining and milling operations in the Athabasca basin, Cameco draws more than 50% of its work force from northern communities.
Gowans is the president and CEO of DeBeers Canada Inc., a diamond exploration and mining company.
A graduate of the University of British Columbia’s mineral engineering program, Gowans has also attended the Banff School of Advanced Management. During his career in the mining industry, he previously served as senior vice-president and COO of nickel producer PT Inco in Indonesia from 2002 to 2006.
Gowans is currently on the board of DeBeers Canada Inc., the chair of the Mining Association of Canada and president of the Canadian Institute of Mining, Metallurgy and Petroleum.
Shareholders also re-elected board members John Clappison, Joe Colvin, James Curtiss, George Dembroski, Gerald Grandey, Nancy Hopkins, Oyvind Hushovd, George Ivany, Anne McLellan, Neil McMillan, Senator Robert Peterson, and Victor Zaleschuk.
Harry Cook of La Ronge, Saskatchewan and John Auston of Vancouver, British Columbia had both decided to retire from the board.

Cook served on the board for 17 years and was influential in building Cameco’s relationships with its northern stakeholders, while Auston served on the board for 10 years and was first chair of Cameco’s reserves oversight committee and helped set high standards for the company’s reserve estimation process.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316